08027568

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing Section
FEB 28 2008
Washington, DC
111

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52700

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPMorgan Distribution Services, Inc.
(Filed as Confidential Information Pursuant to Rule 17a-5)

Official Use Only
FIRM ID. NO.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R Machulski (614) 248 – 4815
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago,	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13/08

OATH OR AFFIRMATION

I, Michael R Machulski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPMorgan Distribution Services, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Michael R Machulski
Title: Vice President & Treasurer

Notary Public

NOTARY PUBLIC STATE OF OHIO
KATHY E. RUST
Notary Public, State of Ohio
My Commission Expires Aug. 12, 2008

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

JPMorgan Distribution Services, Inc.
(A Wholly-owned Subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2007

Page(s)

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Consolidated Statement of Financial Condition 3-6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
JPMorgan Distribution Services, Inc:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of JPMorgan Distribution Services, Inc. and its wholly-owned subsidiary (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2008

JPMorgan Distribution Services, Inc.
(A Wholly-owned Subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 141,317,065
Receivable from funds and affiliates	64,305,293
Deferred commissions (net of accumulated amortization of $75,649,786)	43,823,631
Intangible assets (net of accumulated amortization of $7,875,000)	232,125,000
Goodwill	421,000,000
Other assets	1,753,875
Total assets	$ 904,324,864
Liabilities and Stockholder's Equity	
Payable to affiliates	$ 36,692,300
Accrued employee compensation and benefits	23,926,744
Current income taxes	2,131,976
Accounts payable, accrued expenses and other liabilities	16,626,589
Total liabilities	79,377,609
Stockholder's equity	
Common stock, $10 par value, authorized, issued and outstanding 100 shares	1,000
Additional paid in capital	807,492,456
Retained earnings	17,453,799
Total stockholder's equity	824,947,255
Total liabilities and stockholder's equity	$ 904,324,864

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization

The consolidated statement of financial condition includes the accounts of JPMorgan Distribution Services, Inc. ("JPMDS") and its wholly-owned subsidiary, JPMorgan Funds Management, Inc. (the "Subsidiary") (collectively, the "Company"). JPMDS is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase" or the "Parent"). JPMDS is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company serves as distributor, shareholder servicing agent and administrator, for the JPMorgan Mutual Fund Group, the JPMorgan Mutual Fund Investment Trust, the JPMorgan Fleming Mutual Fund Group, Inc., the JPMorgan Investment Trust, the UM Investment Trust, the UM Investment Trust II, the Undiscovered Managers Funds, the JPMorgan Trust II, the JPMorgan Trust I, the JPMorgan Series Trust II, the JPMorgan Fleming Series Trust, the JPMorgan Institutional Trust, the Pacholder High Yield Fund, Inc. and the CollegeChoice 529 Plan (collectively, the "Funds").

JPMDS promptly transmits all funds received in connection with the distribution of investment company shares to the investment companies offering the mutual fund and does not otherwise carry customer accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results may differ from those estimates.

Revenue and Expenses

Administrative fees are determined based on the average daily net assets of the Funds and are accrued monthly.

Distributor fees, shareholder servicing fees and contingent deferred sales charge ("CDSC") fees are accrued monthly. Distributor fees ("12b-1 fees") are subject to agreements established pursuant to Rule 12b-1 under the Investment Company Act of 1940 and are determined based on average net assets of the various classes of the Funds. Shareholder servicing fees are determined by the average net assets of the Funds and accrued monthly. CDSC fees are collected from shareholders of certain fund classes upon early redemption.

The majority of Rule 12b-1 fees received from the Funds are paid by JPMDS to shareholder servicing agents who sell the Funds' shares. JPMDS enters into selling agreements with affiliates and third parties for the distribution of the Funds. Payments under these arrangements are subject to Rule 12b-1 guidelines and are computed based on the average daily net assets multiplied by the prospectus 12b-1 fee. In addition, JPMDS enters into shareholder servicing agreements with affiliates and third parties related to the Funds. Payments under shareholder servicing contracts are computed based on the average daily net assets multiplied by the agreed upon contracted rate.

Cash and Cash Equivalents
Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Consolidation
Intercompany balances and related transactions are eliminated in consolidation.

Deferred Commissions
The Company pays commissions to broker dealers who sell certain fund classes for which the shareholders themselves do not pay a commission at the time of purchase. The Company has deferred the expense associated with these. The amortization period of these deferred commissions is based on the number of years for which CDSC fees are payable to the Company; six years for B shares and one year for C shares. The deferred commissions' weighted average amortization period was approximately 2.25 years at December 31, 2007. Impairment of deferred commissions is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2007 or existed at December 31, 2007.

Intangible Assets and Goodwill
Goodwill and intangible assets recorded on the consolidated statement of financial condition include goodwill of $421,000,000, an indefinite-lived intangible associated with mutual fund contracts of $195,000,000 and a finite life intangible related to the value of customer relationships of $39,375,000. The customer relationship intangible is amortized on a straight-line basis over its estimated life of 20 years. Impairment of goodwill & intangible assets is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2007 or existed at December 31, 2007.

Other Assets
Other assets include primarily prepaid items, as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Income Taxes
The Company is included in the consolidated federal and certain combined or unitary state income tax returns of JPMorgan Chase. In addition, the Company files income tax returns in various states on a separate return basis. The Company's applicable income tax provisions are determined on the basis of a separate tax return calculation, and the amount of current tax liability or asset calculated is either remitted to or received from the Parent.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for

uncertainty in income taxes under SFAS 109. The Company adopted FIN 48 on January 1, 2007, which had no effect on the Company's consolidated financial position.

3. Related Party Transactions

At December 31, 2007, all cash was held at one financial institution, which is a related party of the Company. Cash equivalents of $134,741,293 are invested in various JPMorgan Chase money market funds. Receivable from the Funds relates to the contractual obligation of the Funds with respect to administrative, distributor and shareholder servicing provided by the Company.

Certain management, accounting and other costs incurred by JPMorgan Chase and its other subsidiaries are allocated proportionately based on an agreed methodology for each type of expense.

Expenses incurred from normal operating activities may be paid by affiliates on behalf of the Company. The liability associated with these transactions is included in payable to affiliates on the consolidated statement of financial condition and was $1,774,483 as of December 31, 2007. The remainder of the total payable to affiliates as of December 31, 2007 represents 12b-1 and shareholder servicing fees, received from the Funds, which are payable to affiliated shareholder servicing agents who sell the Funds' shares.

4. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. Additionally, the Company's employees may receive stock-based incentive compensation based on their performance and JPMorgan Chase's consolidated operating results.

Pension and Other Postretirement Benefits
The Company's employees participate in the JPMorgan Chase qualified noncontributory defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMorgan Chase. In addition, through JPMorgan Chase., the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. As of August 1, 2005, the eligibility requirements for employees to qualify for subsidized retiree medical coverage were revised and life insurance coverage was eliminated for active employees retiring after 2005. There are no separate plans solely for the employees of the Company.

Employees of the Company are also eligible to participate in JPMorgan Chase's defined contribution retirement savings plan. The Company is required to make contributions to the plan based on the level of employee participation. Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMorgan Chase on a consolidated basis are included in the 2007 Annual Report of JPMorgan Chase & Co.

Employee Stock-Based Incentives
Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options,

restricted stock, restricted stock units and stock appreciation rights. See the 2007 Annual Report of JPMorgan Chase & Co. for further information.

5. Income Taxes

The significant components of deferred tax assets and liabilities relate primarily to compensation and prepaid commissions. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and therefore, no valuation allowance is required

At December 31, 2007, the Company had a net current federal tax asset of $2,199,816 and a net current state tax payable of $4,331,791.

6. Net Capital Requirements and Exemptive Provision under Rule 15c3-3

JPMDS is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. JPMDS is required to maintain minimum net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2007, the Company had net capital of $57,645,084 which was $53,541,230 in excess of its required net capital of $4,103,854. JPMDS's ratio of aggregate indebtedness to net capital was 1.07 to 1. As permitted, JPMDS's net capital computation is based upon JPMDS standing alone rather than on the consolidated financial statements. JPMDS claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(1) because it is a limited business established for the exclusive purpose of sale and redemption of the Funds' shares and neither holds customer funds nor performs custodial functions relating to customer securities.

7. Subsequent Event

On January 29, 2008, the Company paid a dividend to its parent amounting to $8,000,000.

END